UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026.

_________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated April 14, 2026.

Item 1

Millicom completes upsized reopening of $87.5 million of 7.375% Senior Notes Due 2032

Luxembourg, April 14, 2026 – Millicom International Cellular S.A. (“Millicom”) (NASDAQ US (TIGO)) today completed an $87.5 million aggregate principal amount reopening of its 7.375% Senior Notes due 2032 (the “Additional Notes”) in a Regulation S only private placement that is exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”) to Banco General, S.A. The offering represents an upsize from the $75 million aggregate principal amount of Additional Notes originally priced on April 1, 2026.

Millicom intends to use the net proceeds of the Additional Notes for general corporate purposes, which may include capital expenditures and mergers and acquisitions.

Application has been made for the Additional Notes to be admitted to listing and trading on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market thereof.

The Additional Notes have been offered outside the United States, only to non-U.S. investors pursuant to Regulation S. The Notes will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Important Information

This press release may constitute a public disclosure of inside information by Millicom under Regulation (EU) 596/2014, as subsequently amended, and any relevant implementing rules and regulations.

Certain statements included within this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Millicom’s intentions, beliefs or current expectations and include, but are not limited to, all statements other than statements of historical facts, including, without limitation, those regarding Millicom’s strategy, plans, objectives, goals and targets, including those related to the use of proceeds of the institutional private placement. Millicom’s ability to achieve its projected results is dependent on many factors which are outside management’s control. Actual results may differ materially from (and be more negative than) those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and is based on certain key assumptions. Accordingly, no assurance can be given that any particular expectation will be met and reliance should not be placed on any forward-looking statement. Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. All forward-looking statements included herein are based on information available to Millicom as of the date hereof and the delivery of this document does not imply that the information contained herein is correct as at any time subsequent to the date hereof. Millicom undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to Millicom or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Luca Pfeifer, VP for Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people and provided mobile and fiber-cable services through its digital highways to approximately 52 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: April 15, 2026